

12010234

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Pro
Section

FEB 27 2012

Washington, DC
110

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SEC FILE NUMBER
8-43243

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/11_____ AND ENDING _____12/31/11_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richter, Larry Lee dba The Financial Advantage Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Lazy Bluff
(No. and Street)

San Antonio   TX   78216
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Richter   210-490-8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/1/12

OATH OR AFFIRMATION

I, _____ Larry Richter _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ The Financial Advantage Company _____ , as of _____ December 31 _____ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

Owner
_____
Title

_____
Notary Public

City/County of __Bexar__
State of __Texas__
Subscribed and sworn to before me
this 23rd day of February 2012
by Michelle Carter
Notary Public Michelle Carter
My commission expires January 26, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Financial Advantage Company

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2011 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2011

THE FINANCIAL ADVANTAGE COMPANY
December 31, 2011

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report

Financial Statements

Independent Accountants' Report on Supplementary Information

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 23, 2012

Board of Directors
The Financial Advantage Company
423 Lazy Bluff
San Antonio , TX 78216

I have audited the accompanying balance sheet of The Financial Advantage Company, as of December 31, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of The Financial Advantage Company as of December 31, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

The Financial Advantage Company
BALANCE SHEET
As of December 31, 2011

ASSETS

CURRENT ASSETS

Cash In Bank	$	61,135.00
Investments		10,520.00
Accounts Receivable		5,166.00
Total Current Assets		76,821.00

PROPERTY AND EQUIPMENT

Equipment	17,935.00
Leasehold Improvements	4,184.00
Less: Accumulated Depreciation	(17,595.00)
Net Property and Equipment	4,524.00

TOTAL ASSETS	$	81,345.00

The footnotes are an integral part of the financial statements.

2

The Financial Advantage Company
BALANCE SHEET
As of December 31, 2011

CURRENT LIABILITIES		
Accrued Liabilities	$	4,560.00
Total Current Liabilities		4,560.00
LONG-TERM LIABILITIES		
Total Liabilities		4,560.00
MEMBERS' EQUITY		
Members' Equity		76,785.00
Total Members' Equity		76,785.00
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	81,345.00

The footnotes are an integral part of the financial statements.

3

The Financial Advantage Company
STATEMENT OF INCOME

12 Months Ended
December 31, 2011

Revenues

Commissions Earned	$	149,109.00
Other Income		876.00
Total Revenues		149,985.00

Operating Expenses

Employee compensation and ben	7,752.00
Floor brokerage, exchange, and c	960.00
Communications and data proces	3,335.00
Other expenses	23,790.00
Total Operating Expenses	35,837.00
Operating Income (Loss)	114,148.00

Net Income (Loss)	$	114,148.00

The footnotes are an integral part of the financial statements.

4

The Financial Advantage Company
STATEMENT OF PARTNERS' EQUITY

	12 Months Ended December 31, 2011
Beginning of Period	$ 58,598.00
Plus: Net Income	$ 114,148.00
Less: Member Distributions	(95,961.00)
MEMBERS' EQUITY END OF PERIOD	$ 76,785.00

The footnotes are an integral part of the financial statements.

5

The Financial Advantage Company
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 114,148.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	577.00
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	(276.00)
Accounts Receivable	(298.00)
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	(12.00)
Total Adjustments	(9.00)
Net Cash Provided By (Used in) Operating Activities	114,139.00
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(95,961.00)
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In)	
Financing Activities	(95,961.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,178.00
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	42,957.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 61,135.00

The footnotes are an integral part of the financial statements.

6

The Financial Advantage Company
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2011	$ -	$ 58,598	$ 58,598
Net Income for the year ended December 31, 2011	-	114,148	114,148
Member Contributions	-	-	-
Member Distributions	-	(95,961)	(95,961)
Prior Period Adjustment	-	-	-
Balance at December 31, 2011	$ -	$ 76,785	$ 76,785

The footnotes an are integral part of the financial statements.

7

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Financial Advantage Company (the Company) was organized in the State of Texas effective November, 1988. The Company has adopted a calendar year.

Description of Business

The Company, located in San Antonio, Texas, is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k (1), which provides an exemption for "Limited to Mutual Funds

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Security transactions and the related commission revenues are recorded by the Company on the trade date.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes

The proprietorship is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements. The proprietor customarily make estimated tax payments toward the personal income tax liability from his personal bank accounts.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2011, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations.. The company manages investment accounts for individuals.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) which provide an exemption, "Limited Business."

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2011, the Company is provided office space by the sole proprietor.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

An administrative proceeding was initiated by the Commissioner of Securities of the State of Georgia (Georgia) that resulted in a civil penalty of $4,480 that was imposed against Larry Richter. Mr. Richter, having reviewed this action with his legal counsel, believes the civil penalty and related judgment are unenforceable. To date, Georgia has not attempted to enforce the penalty or judgment. In the event that the civil penalty is upheld and enforced, the maximum liability is estimated to be $4,480, which is included in accrued expenses in the accompanying balance sheet.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		17,935
Leasehold improvements	39 years		4,184
			22,119
Less – accumulated depreciation			(17,595)
Total		$	4,524

Depreciation expense was $577 for the year December 31, 2011.

THE FINANCIAL ADVANTAGE COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did not have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did have Level 3 assets.

	Level 1	Level 2	Level 3	Total
Money Market	$ -	$ -	$ -	$ -
Securities Owned	-	-	-	-
Insurance-Variable	-	-	10,520	10,520
Total	$ -	$ -	$ 10,520	$ 10,520

Fair values of assets measured on a recurring basis at December 31, 2011 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2011		
Money Market	$ 0	$ 0
Marketable Securities	0	0
Insurance -- Variable annuity	10,520	10,520
Total	$ 10,520	$ 10,520

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was: unrealized gain of $276.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Insurance – variable annuity is recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2011		
Money Market	$ 0	$ 0
Marketable Securities	0	0
Insurance – Variable Annuity	10,520	10,520
Total	$ 10,520	$ 10,520

Cost and fair value of insurance – variable annuity at December 31, 2011 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December 31, 2011				
Held to Maturity:				
Insurance – Variable Annuity	10,244.00	276.00	0.00	10,520.00
Totals	$ 10,244.00	276.00	0.00	$ 10,520.00

The fair value of insurance – variable annuity have been measured on a recurring basis using Level 3 inputs, which are based on unadjusted quoted market prices without active markets. There have been no changes in valuation techniques and related inputs.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2011

The Financial Advantage Company
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

Computation of Net Capital

Total Owner's equity:		$	76,785.00
Nonallowable assets:			
Fixed Assets	4,524.00		
Accounts receivable – other	967.00		(5,491.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	1,578.00		(1,578.00)
Net allowable capital		$	69,716.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	304.15
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	64,716.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	4,560.00
Percentage of aggregate indebtedness to net capital		6.54%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2011	$	69,716.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		69,176.00
Reconciled Difference	$	(0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2011	$	0
Additions		0
Reductions		0
Balance of such claims at December 31, 2011	$	0

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 23, 2012

Board of Directors
The Financial Advantage Company
423 Lazy Bluff
San Antonio, TX 78216

In planning and performing my audit of the financial statements and supplemental schedules of
The Financial Advantage Company for the year ended December 31, 2011, I considered its
internal control, in order to determine my auditing procedures for the purpose of expressing my
opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA